
12060550

BB 4/4 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** (MM/DD/YY) AND ENDING **DECEMBER 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020-1605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. TERMINE **(212) 492-1100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OF AFFIRMATION

I, HARALD PAUMGARTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN OF THE BOARD
Title

Notary Public

VICTORIA JOANN REED
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RE6095491
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JULY 14, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Supplemental Computation of Net Capital under Rule 15c3-1.
- ☐ (h) Supplemental Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carey Financial, LLC
Statement of Financial Condition
December 31, 2011



Report of Independent Auditors

To the Board of Directors and Managers of
Carey Financial, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Carey Financial, LLC (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, Carey Asset Management Corp. ("CAM"), the Company's parent company, has agreed to fund losses of the Company in 2012 as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 28, 2012

Carey Financial, LLC
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 2,490,586
Due from affiliates	73,526
Fixed assets, net of accumulated depreciation	25,991
Other assets	164,674
Total assets	$ 2,754,777
Liabilities and Member's Equity	
Payable to affiliate	$ 227,024
Accrued compensation expenses	1,143,731
Other accrued expenses	338,734
Total liabilities	1,709,489
Commitments and contingencies	
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	45,063,135
Accumulated deficit	(44,018,847)
Total member's equity	1,045,288
Total liabilities and member's equity	$ 2,754,777

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). Carey Asset Management Corp. ("CAM") is the sole owner of the Company. The Company's primary business activity during 2011 was as the sales agent for Corporate Property Associates 17-Global Incorporated ("CPA®:17 - Global") and Carey Watermark Investors Incorporated ("CWI"), both Maryland corporations affiliated with W. P. Carey & Co. LLC ("WPC").

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. All of the Company's cash and cash equivalents at December 31, 2011 was held in one bank account.

Income Recognition
As the sales agent for CPA®:17 – Global and CWI, the Company earned fees during 2011 based on the sales agency and dealer manager agreements in place with the initial CPA®:17 – Global offering ("Part I") which ended April 2011, the CPA®:17 – Global follow-on offering ("Part II") which began May 2011 and the CWI offering which broke escrow in March 2011. The fees for Part I are selling commissions of $0.65 per share sold and a selected dealer fee of $0.20 per share sold which may be re-allowed in whole or part to selected dealers for shares sold by the selected dealers. Additionally, a wholesaling fee of $0.15 per share sold totaling $2,459,682 was received during 2011. The fees for Part II are selling commissions of $0.65 per share sold and a dealer manager fee of $0.35 per share sold which may be re-allowed in whole or part to selected dealers for shares sold by the selected dealers. The fees for CWI are selling commissions of $0.70 per share sold and a dealer manager fee of $.30 per share sold which may be re-allowed in whole or part to selected dealers for shares sold by the selected dealers. During 2011, the Company paid selected dealer fees, dealer manager fees and selling commissions and subsequently received reimbursement from an affiliate in the amount of $51,853,563 which is included in commissions from affiliate in the accompanying financial statements. These amounts are recorded on a trade-date basis and are reported in the statement of operations as Commissions from affiliate and Commission re-allowance.

Income Taxes
The accounts of the Company are included in the consolidated tax return of CAM. For separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate taxpayer. To the extent that net deferred tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

We have evaluated our tax positions in accordance with the authoritative guidance for accounting for uncertainty in income taxes ASC 749 (previously referred to as FIN 48) and determined that no

reserve for uncertain tax positions is needed. As of December 31, 2011, the tax years that are open for examination are 2008 through 2011.

Use of Estimates
The preparation of the accompanying financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined of $113,966. At December 31, 2011, the Company had excess net capital, as defined of $667,131. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2011 was 2.19 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

In the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. The current year tax loss generated by the Company is being used to offset income reported in CAM's consolidated tax return. On a standalone basis, the Company would not be able to utilize its NOL carryforward unless it is able to generate taxable income. Based on the fact that the Company has historically generated pre-tax book losses, the Company believes it is more likely than not that the deferred tax asset related to NOL carryforwards will not be realized. Therefore, the Company has recorded a deferred tax asset of approximately $20,692,000 and a valuation allowance for the entire amount of the deferred tax asset. These net operating loss carryforwards will expire in 2025-2031.

5. Related-Party Transactions

WPC and its affiliates have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2011. CAM and an affiliated management services company charge a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

CAM agreed to fund losses of the Company in 2012 as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2011, the Company received $8,350,000 of contributed capital from CAM.

Due from affiliates includes operating reimbursements due from CAM. Accounts payable to affiliate represents certain compensation and operating reimbursements due to CAM and other affiliates.

6. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

7. Subsequent Events

In preparing the financial statements, the Company evaluated subsequent events occurring through February 28, 2012, the date the financial statements were issued, in accordance with the Company's procedures related to disclosures of subsequent events.